UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report

MTS SYSTEMS CORPORATION
(Exact name of registrant as specified in its charter)

MINNESOTA	000-02382	41-0908057
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(IRS employee Identification No.)

14000 Technology Drive, Eden Prairie, MN	55344
(Address of principal executive offices)	(Zip code)

Eric Jaax (952) 937-4000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Introduction
This Specialized Disclosure Form (“Form SD”) of MTS Systems Corporation (the “Company” or “MTS”) has been prepared pursuant to Rule 13p-1 and Form SD promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”) for the reporting period from January 1, 2019 to December 31, 2019.
The Rule requires disclosure of the use of certain minerals, namely, gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (collectively referred to herein as “conflict minerals”) that are necessary to the functionality or production of products that MTS manufactures or contracts to manufacture.
The objective of the Rule is to have manufacturers of products that may contain conflict minerals disclose the source of these conflict minerals. To furnish the requirements of the Rule, manufacturers have to determine whether the conflict minerals in their products originate from and are being used to support armed conflict in the Democratic Republic of the Congo and adjoining countries (collectively referred to herein as “covered countries”). The “covered countries” for the purposes of the Report are the Democratic Republic of Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.
As described in the Conflict Minerals Report for the reporting period from January 1, 2019 to December 31, 2019 (the “Report”), MTS manufactures products for which the conflict minerals are necessary to the functionality or production of those products.
Company Overview
MTS’ Test & Simulation segment provides testing and simulation hardware, software and service solutions that simulate real word environments in other than real world settings thereby enabling our customers to improve design, development and manufacturing processes, determine the mechanical behavior of materials, products and structures, or create a desired human experience such as amusement rides, vehicle simulators or flight training simulators. MTS’ Sensors segment produces high-performance sensors which provide measurements of vibration, pressure, position, force and sound in a variety of applications.

Products Overview
This Form SD and the Report filed as an exhibit to this Form SD relates to products: (i) for which the conflict minerals are necessary to the functionality or production of that product; (ii) that were manufactured by MTS; and (iii) for which the manufacture was completed during calendar year 2019. These products, which are referred to in this Form SD and the Report collectively as the “covered products” are the following: test and simulation equipment and systems for the ground vehicles, materials and structures markets in addition to high-performance sensors for a variety of position, test, industrial and systems applications.
Reasonable Country of Origin Inquiry
MTS has conducted a good faith reasonable country of origin inquiry (“RCOI”) for the conflict minerals contained in the covered products. This good faith RCOI was reasonably designed to determine whether any of the conflict minerals contained in the covered products originated in the covered countries and whether any of those conflict minerals may be from recycled or scrap sources. As discussed in more detail in the Report, based on these responses, and in light of the complexity of its supply chain, MTS was unable to fully determine at this time that its necessary conflict minerals did not originate in the covered countries or are from recycled or scrap sources. Accordingly, MTS has conducted due diligence on the source and chain of custody of the necessary conflict minerals contained in the covered products as described in the Report.
A copy of the Report is attached as Exhibit 1.01 to this Form SD and is publicly available at the following website: https://www.mts.com/corpdocs/ESGPoliciesPractices.pdf.

Item 1.02 Exhibit
A copy of the Report is attached as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

The following exhibit is attached to this Form SD:

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date:	May 20, 2020	MTS SYSTEMS CORPORATION

/s/ PHYLLIS B. NORDSTROM
By: Phyllis B. Nordstrom
Its: Senior Vice President, Chief Risk and Compliance Officer